April 13, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Peter McPhun
Mr. Wilson Lee
Office of Real Estate & Construction

Re:	Sun Communities, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed February 22, 2022

Form 8-K

Filed February 22, 2022

File No. 001-12616

Dear Sirs:

On behalf of Sun Communities, Inc. (or the “Company”), we are writing in response to your comment letter, dated April 7, 2022 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (“Form 10-K”) filed on February 22, 2022, and Form 8-K filed on February 22, 2022.

To facilitate the Staff’s review, we have included the comment contained in the Comment Letter in bold text below and have provided the Company’s response immediately following it.

Form 8-K Filed on February 22, 2022

Exhibit 99.1

2022 Guidance, page viii

1. We note when providing Core FFO per share guidance in the current year, you have excluded reconciliation to forecasted earnings per share. Please clarify and/or revise future filings accordingly. To the extent you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), please revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

We respectfully advise the Staff that, in future filings, the Company will include a reconciliation of forecasted earnings per share to Core FFO per share.

Any questions or comments with respect to the Company’s Form 10-K may be communicated to the undersigned at (248) 208-2500 or by email (kdearing@suncommunities.com).

Very truly yours,

/s/ Karen J. Dearing

Karen J. Dearing, Executive Vice President,

Chief Financial Officer, Secretary and Treasurer